UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Translation of registrant’s name into English)

17, Boulevard F. W. Raiffeisen

L-2411 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

EXPLANATORY NOTE

Moolec Science SA holds its 2023 Annual Shareholders’ Meeting

Moolec Science SA (NASDAQ: MLEC), a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) under registration number B268440 (“Moolec,” the “Company,” “we,” “us” or “our”) held its 2023 Annual Shareholders’ Meeting (the “Meeting”) on March 11, 2024, at 35, avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg. At or prior to the Meeting, the Company’s shareholders voted on eleven proposals as set forth below. The eleven proposals were approved at the Meeting by a simple majority of the votes expressed by shareholders who voted at or prior to the Meeting (either in person, by proxy or ballot paper).

1.	Receiving the report of the approved statutory auditor of the Company on the annual accounts for the year ended June 30, 2023.

2.	Approval of the annual accounts for the year ended June 30, 2023.

3.	Allocation of the results of the year ended June 30, 2023.

4.	Approval of the remuneration of the directors of the Company.

5.	Granting of discharge to the directors and to the approved statutory auditor of the Company.

6.	Reappointment of Kyle P. Bransfield as director of the Company, whose mandate ends following the annual general meeting which will approve the annual accounts for the period ended on June 30, 2023, for the period to end following the annual general meeting which will approve the annual accounts for the period to end on June 30, 2024.

7.	Reappointment of Jose Lopez Lecube as director of the Company, whose mandate ends following the annual general meeting which will approve the annual accounts for the period ended on June 30, 2023, for the period to end following the annual general meeting which will approve the annual accounts for the period to end on June 30, 2024.

8.	Reappointment of Gastón Paladini as director of the Company, whose mandate ends following the annual general meeting which will approve the annual accounts for the period ended on June 30, 2023, for the period to end following the annual general meeting which will approve the annual accounts for the period to end on June 30, 2024.

9.	Reappointment of Natalia Zang as director of the Company, whose mandate ends following the annual general meeting which will approve the annual accounts for the period ended on June 30, 2023, for the period to end following the annual general meeting which will approve the annual accounts for the period to end on June 30, 2024.

10.	Appointment of Esteban Corley as director of the Company, for the period to end following the annual general meeting which will approve the annual accounts for the period to end on June 30, 2024.

11.	Reappointment of the current approved statutory auditor of the Company for the period to end following the annual general meeting which will approve the annual accounts for the period to end on June 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOOLEC SCIENCE SA
(Registrant)

Dated: March 12, 2024	By:	/s/ Gastón Paladini
	Name:	Gastón Paladini
	Title:	Chief Executive Officer

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